SECURITII [barcode] SSION

04017160

SEC FILE NO.
8-53317

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 3 0 2004 187

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (mm/dd/yy) AND ENDING 12/31/03 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RUTBERG & COMPANY, LLC

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

230 CALIFORNIA STREET, SUITE 501
(No and Street)

SAN FRANCISCO	CALIFORNIA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRYAN B. RUTBERG — (415) 371-1186
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213,	Walnut Creek,	California	94596
(Address)	(City)	(Sate)	(Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
APR 2 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **BRYAN B. RUTBERG**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **RUTBERG & COMPANY, LLC** as of **DECEMBER 31, 2003**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

CEO

Title

Notary Public

JOHN N. MINJIRAS
Commission # 1399027
Notary Public - California
San Francisco County
My Comm. Expires Mar 5, 2007

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(X)	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rutberg & Company, LLC

Annual Audit Report

December 31, 2003

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Rutberg & Company, LLC

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Rutberg & Company, LLC
San Francisco, California

We have audited the accompanying statement of financial condition of Rutberg & Company, LLC (the Company) as of December 31, 2003, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rutberg & Company, LLC at December 31, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I & II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

E Wintter & Associates

March 5, 2004

Rutberg & Company, LLC

Statement of Financial Condition

December 31, 2003

<u>Assets</u>

Cash and cash equivalents	$	25,513
Accounts receivable		83,912
Prepaid expenses and other assets		10,307
Furniture and equipment, net of		
$12,512 accumulated depreciation		10,760
Total assets	$	130,492

<u>Liabilities and Members' Equity</u>

Accounts payable and accrued expenses	$	42,227
Line of credit		7,991
Total liabilities		50,218
Total members' equity		80,274
Total liabilities and members' equity	$	130,492

See independent auditor's report and accompanying notes.

Rutberg & Company, LLC

Statement of Income (Loss)

For the Year Ended December 31, 2003

Revenues:		
Investment banking fees	$	718,823
Interest and other income		10,287
Total revenue		729,110
Expenses:		
Compensation		564,463
Rent		49,860
Professional fees		21,129
Marketing and business development		14,114
Depreciation expense		6,681
Other operating expenses		164,982
Total expenses		821,229
Net income (loss)	$	(92,119)

See independent auditor's report and accompanying notes.

Rutberg & Company, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2003

	Members' Capital				
	Class A	Class A capital receivable	Class C	Accumulated deficit	Total
Members' equity at December 31, 2002 as previously reported	262,500	-	1,325,000	(1,410,192)	$ 177,308
Prior period adjustment see Note 8		(4,915)			(4,915)
Members' equity at December 31, 2002 as restated	262,500	(4,915)	1,325,000	(1,410,192)	172,393
Net loss				(92,119)	(92,119)
Members' equity at December 31, 2003	$ 262,500	$ (4,915)	$ 1,325,000	$ (1,502,311)	$ 80,274

See independent auditor's report and accompanying notes.

Rutberg & Company, LLC

Statement of Cash Flows

December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (92,119)
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Depreciation	6,681
(Increase) decrease in:	
Accounts receivable	(62,250)
Prepaid expenses and other assets	11,958
Increase (decrease) in:	
Accounts payable and accrued expenses	(1,182)
Net cash provided (used) by operating activities	(136,912)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of furniture and equipment	(8,609)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from lines of credit	7,991
Net increase (decrease) in cash and cash equivalents	(137,530)
Cash and cash equivalents, beginning of year	163,043
Cash and cash equivalents, end of year	$ 25,513
SUPPLEMENTAL DISCLOSURE	
Interest paid	$ 394

See independent auditor's report and accompanying notes.

(1) Organization

Rutberg & Company, LLC (the Company), a Delaware Limited Liability Company, was formed on April 17, 2001 and shall continue indefinitely. The Company is a member of the National Association of Securities Dealers. The Company is a research-driven investment company focused primarily on raising private equity capital for and providing merger-and-acquisition services to leading emerging growth companies. The Company is currently focused on the wireless technologies sector.

(2) Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of 90 days or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities which represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Furniture and Equipment
Furniture and equipment are valued at cost. Depreciation is being provided by the use of declining balance and straight-line methods over the estimated useful lives of the assets.

(2) Summary of Significant Accounting Policies (continued)

Income Taxes
The Company is a limited liability company (LLC) and is taxed as a partnership under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the members are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California LLC fee of $800 and a California LLC fee based on gross revenue.

(3) Lines of Credit

The Company has two lines of credit with Productivity Card Services which require interest to be paid monthly and are summarized as follows:

Credit line	Balance at December 31, 2003	Interest Rate
$ 5,000	$ 4,614	11.67%
5,000	3,377	11.67%
$ 10,000	$ 7,991	

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2003, the Company's net capital was a deficit of $24,705, short of the minimum requirement by $29,705. In February 2004, additional member contributions of $400,000 were received by the Company.

(5) Lease Obligations

The Company leases office space in San Francisco, California. The lease began on November 1, 2003 and ends October 31, 2006. The annual future minimum lease payments are as follows:

Year ended	Amount
December 31, 2004	$ 57,341
December 31, 2005	57,341
October 31, 2006	47,784
	$ 162,466

(6) Members' Interest

The interest of the members in the Company is comprised of three classes. Class A and Class B units are issued for Managing Members and Class C units are issued for Non-managing Members. Class A units and Class C units are issued solely for cash or property. Class B units are issued in exchange for services. At December 31, 2003 there were 420,000 Class A units issued to Managing Members and 2,120,000 Class C units issued to Non-managing Members. Member's liability is limited to their respective capital contributions.

(7) Risk Concentrations

Accounts receivable at December 31, 2003 of $83,912 are due from five clients of which $40,182 is due from one client.

(8) Prior Period Adjustment

Members' equity at the beginning of 2003 has been adjusted. This adjustment resulted from a reclassification of a Class A contribution receivable in the amount of $4,915 to members' capital. The error had no effect on net income for 2003 and 2002.

SUPPLEMENTAL INFORMATION

Rutberg & Company, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2003

Net Capital:		
Total members' equity qualified for net capital		$ 80,274
Less: Non-allowable assets		
Accounts receivable	83,912	
Furniture and equipment, net	10,760	
Prepaid expenses and other receivables	10,307	
Total non-allowable assets		104,979
Net capital		$ (24,705)
Net minimum capital requirement of 6.67% of aggregate indebtedness of $50,218 or $5,000, whichever is greater		5,000
Shortage in net capital		$ (29,705)

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2003)

Net capital as reported in Company's Part II of Form X-17A-5 as of December 31, 2003	$ 33,699
Decrease in members' equity	(20,785)
Increase in non-allowable assets	(37,619)
Net capital per above computation	$ (24,705)

Rutberg & Company, LLC

Schedule II

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2003

An exception from Rule 15c3-3 is claimed, based upon section (k)(2)(ii). All customer transactions are processed in accordance with Rule 15c3-1(a)(2).

Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2003

Not applicable

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

Board of Directors
Rutberg & Company, LLC
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedules of Rutberg & Company, LLC (the Company) for the year ended December 31, 2003, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2003, and this report does not affect our report thereon dated March 5, 2004.

> The size of the business and the resultant limited number of employees impose practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

March 5, 2004